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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Phyllis G. Redstone
                           c/o Marta B. van Dam, Esq.
                                Gadsby Hannah LLP
                               225 Franklin Street
                           Boston, Masaachusetts 02110
                            Telephone: (617) 345-7000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  July 30, 2002
             (Date of Event which Requires Filing of this Statement)


            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

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CUSIP No. 969-901-107                                          Page 1 of 3 Pages

                                  Schedule 13D

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(1)  Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person
     PHYLLIS G. REDSTONE
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(2)  Check the Appropriate Box if a Member of Group (See Instructions)

     / /  (a)
     / /  (b)
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(3)  SEC Use Only

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(4)  Sources of Funds (See Instructions)

     N/A
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e).

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     United States
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  Number of              (7)  Sole Voting Power

  Shares                      3,085,700
                         -------------------------------------------------------
Beneficially             (8)  Shared Voting Power

  Owned by               -------------------------------------------------------
                         (9)  Sole Dispositive Power
    Each
                              3,085,700
 Reporting               -------------------------------------------------------
                        (10) Shared Dispositive Power
Person With

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,085,700
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     (See Instructions)
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     9.6%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
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                                                               Page 2 of 3 Pages

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement on Schedule 13D relates is the voting common, $.01 par value per share (the "Common Shares"), of WMS Industries, Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 3401 North California Avenue Chicago, IL 60618.

Item 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by Ms. Phyllis G. Redstone ("Reporting Person").

          The Reporting Person is an individual whose address is c/o M. B. van Dam, Esq., Gadsby Hannah LLP, 225 Franklin Street, Boston, Massachusetts 02110. The Reporting Person is not currently employed.

          During the last five years, the Reporting Person has not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subjexct to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          The Reporting Person is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Common Shares were acquired by the Reporting Person on July 30, 2002 pursuant to the terms of a Settlement of Divorce.

Item 4.   PURPOSE OF TRANSACTION.

          The Common Shares were acquired by the Reporting Person on July 30, 2002 pursuant to the terms of a Settlement of Divorce. The Reporting Person may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by her. Notwithstanding the foregoing, the Reporting Person has no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The Reporting Person is currently the beneficial owner, with sole dispositive and voting power, of 3,085,700 Common Shares, or approximately 9.6%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 10, 2002).

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.
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                                                               Page 3 of 3 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2002                                /s/ Phyllis G. Redstone
                                             -----------------------------------
                                             Phyllis G. Redstone